ABK 3/10

08029433

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-51483

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASB SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS, 43RD FLOOR
(No. and Street)

NEW YORK	NEW YORK	10105 4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK A KEENAN — 212 698 3433
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E SAMMET & CO., LLP
(Name — *if individual, state last, first, middle name*)

60 BROAD STREET	NEW YORK	NEW YORK	10004 2515
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JA 3/12

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Patrick A. Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASB SECURITIES, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President/CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

Board of Directors
ASB Securities, LLC

In planning and performing our audit of the financial statements of ASB Securities, LLC, for the year then ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. The Company is exempt from making quarterly securities examinations and exempt from obtaining and maintaining physical possession because of the exemptions provided by SEC rule 15c-3(k)(2)(B) and Regulation 17a-13(a).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the 0specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co., LLP

New York, New York
February 4, 2008

ASB SECURITIES, LLC

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2007

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
	8-51483 [14]
	FIRM ID. NO.
ASB SECURITIES, LLC [13]	46585 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
1345 AVENUE OF THE AMERICAS [20]	01/01/07 [24]
(No. and Street)	AND ENDING (MM/DD/YY)
NEW YORK [21] (City) NEW YORK [22] (State) 10004 [23] (Zip Code)	12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
PATRICK A. KEENAN [30]	212-698-3433 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________________ day of February 2008

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO., LLP

70

ADDRESS Number and Street	City	State	Zip Code
60 BROAD STREET	NEW YORK	NEW YORK	10004
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
ASB Securities, LLC

We have audited the accompanying financial condition of ASB Securities, LLC, as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Securities, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co., LLP

New York, New York
February 4, 2008

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/07 [99]

SEC FILE NO. 8-51483 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 3,236	200			$ 3,236	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	7,236,000	370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot commodities		[430]		$ 7,236,000 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]			
B. At estimated fair value		[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous		[530]	77,831 [720]	77,831 [930]
16. TOTAL ASSETS		$ 7,239,236 [540]	$ 77,831 [740]	$ 7,317,067 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC

as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		4,048,352 [1640]
C. Income taxes payable	[1180]		23 37,753 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value; from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 4,086,105 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership- limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		3,229,962 [1794]
E. Total		3,230,962 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 3,230,962 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,317,067 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 3,230,962	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			3,230,962	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 3,230,962	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 77,831	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items ____ 3450				
C. Aged short security differences-less reserve of $ ____ 3460		3580		
number of items ____ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(77,831)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 3,153,131	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)		3736	( )	3740
10. Net Capital			$ 3,153,131	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	2,903,131	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3,033,131	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

ASB Securities, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD), now known as Financial Industry Regulatory Authority (FINRA). The Company is a single member limited liability company that is a wholly-owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("Parent").

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises underwriting and service fee income.

Underwriting and Service Fees

First Eagle Funds Distributors, a division of ASB Securities LLC, is the principal underwriter to the First Eagle group of mutual funds consisting of six separate portfolios, First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Overseas Variable Fund and First Eagle Fund of America (collectively the "Funds"). The Company earns income from sales loads and charges to the Funds.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur.

Securities Transactions

The Company is a non-clearing broker-dealer. Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. All customer transactions, if any, are cleared through a clearing broker, and their securities and accounts are carried by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers, currently known as FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007 net capital was $3,153,131. The minimum required net capital was $250,000 leaving an excess net capital of $2,903,131.

NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 6 INCOME TAXES

The Company is a single member limited liability company. It does not file any tax returns, but all information is reported on its Parent's tax return. Federal, state and city income tax expenses are calculated based on the Company's net income. Included in operations are $1,783,201 of federal income taxes and $694,754 of state and city income taxes.

NOTE 7 DISTRIBUTION TO PARENT COMPANY

During the year ended December 31, 2007, the Company distributed $39,000,000 of excess net capital to its parent.